AB 3/4/03

03011961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51971

SEC MAIL PROCESSING RECEIVED FEB 25 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SYNERGY CAPITAL I, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/o CORPORATE SOLUTIONS GROUP LLC, 40 WALL STREET, 19th FLOOR
(No. And Street)

NEW YORK,	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BERMAN (212) 640-8154
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

·ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ·t be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

Nb 3/7/03

OATH OR AFFIRMATION

I, STEPHEN J. BERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYNERGY CAPITAL I, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AGNIESZKA CHROSTOWSKA
Notary Public, State of New York
No. 01CH6077943
Qualified in Queens County
Commission Expires July 22, 2006

Agnieszka Chrostowska 1/15/03
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
FEB 25 2003
WASH. D.C. 207 SECTION

SYNERGY CAPITAL I, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Synergy Capital I, LLC:

We have audited the accompanying statement of financial condition of Synergy Capital I, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Synergy Capital I, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 17, 2003

SYNERGY ÇAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash in Bank	$ 16,610
Accounts Receivable	491
Employee Advances	5,000
Member Loan Receivable	107,573
Property and Equipment (Net of accumulated depreciation of $14,254)	-
Other Assets	35,000
TOTAL ASSETS	$ 164,674

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts Payable	$ 1,117
Accrued Expenses	8,750
TOTAL LIABILITIES	9,867
Member's Capital	154,807
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 164,674

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Synergy Capital I, LLC (the "Company") was originally organized as a Subchapter S corporation in January 1996 in the State of New York. In January 2002, the company completed a stock purchase agreement pursuant to which it converted to a Delaware limited liability company. CSG III, LLC purchased all of the issued and outstanding membership interests of the company, formerly known as Synergy Capital Inc., upon the terms and conditions set forth in the Purchase Agreement. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") effective March 10, 2000.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Property and Equipment is depreciated using the straight-line method over the estimated life of the asset.

NOTE 2. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on its share of the Company's income or loss. During 2001, as an S-corporation, the company was responsible for minimum franchise taxes for New York State and New York City. The amount paid in 2002 for 2001 minimum franchise taxes was $400.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2002, the Company had net capital of $6,743 and $1,743 of excess net capital.

SYNERGY CAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(Continued)

NOTE 4. RELATED PARTY TRANSACTIONS

The Company has a note receivable due from its member. It is a non interest-bearing loan, without a set repayment date. It is to be repaid at the discretion of the member.

NOTE 5. PENSION PLANS

The Company maintains a non-contributory money purchase plan covering all full time employees who qualify as to length of service. It is the Company's policy to make contributions to the plans at the discretion of management. Contributions for 2002 were $6,750.